EXHIBIT 12. COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In Thousands)
Years ended December 31	2009	2008	2007	2006	2005
Earnings:
Income before income taxes	$(28,706)	$(33,136)	$159,334	$125,492	$6,556
Add: fixed charges	42,494	40,994	44,046	50,102	55,639

Total earnings	$13,788	$7,858	$203,380	$175,594	$62,195

Fixed charges:
Interest on policy holders’ accounts	$41,652	$40,177	$43,089	$49,159	$54,727
Portion of rent representative of interest factor	842	817	957	943	912

Total fixed charges	$42,494	$40,994	$44,046	$50,102	$55,639

Preferred stock dividend requirement	—	—	—	—	906
Combined fixed charges and preferred stock dividend requirements	$42,494	$40,994	$44,046	$50,102	$56,545

Ratio of earnings to fixed charges	0.32	0.19	4.62	3.50	1.12

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	0.32	0.19	4.62	3.50	1.10